Exhibit 99.1

SciSparc to Investigate and Evaluate Concerns of Illegal Trading of its Ordinary Shares

The Company is expected to evaluate alternatives to address potential short sales issue

TEL AVIV, Israel, Jan. 23, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced today that its board of directors has decided to examine alternative measures to address concerns of illegal short sales of its ordinary shares. The Company believes that certain individuals and/or companies may have engaged in illegal short sale practices that have artificially depressed the Company’s share price. As a result, SciSparc is evaluating several options and following the example of other public companies listed on Nasdaq and NYSE American like Helbiz, Inc. and Genius Group Ltd, and plans to retain third party professionals to review trading patterns of the Company’s ordinary shares.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its belief that certain individuals and/or companies may have engaged in illegal short sale practices that have artificially depressed the Company’s share price, the Company’s intention to pursue an investigation and to evaluate alternatives to address the potential short sales issue, its expectation to follow other public companies and its plan to retain third party professionals to review trading patterns of the Company’s ordinary shares. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055